HERLEY INDUSTRIES, INC.
                               3061 Industry Drive
                               Lancaster, PA 17603
                                 (717) 397-2777



March 5, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Attn:    Linda Cvrkel, Branch Chief
         Mail Stop 3561

                  RE:      Herley Industries, Inc.
                           Form 10-K for the year ended August 2, 2009
                           Filed October 19, 2009
                           File No. 000-05411

Ladies and Gentlemen:

This letter is filed in response to the Staff's comment letter, dated January 29, 2010 ("Comment Letter"). Thank you for the comments contained therein. The Company takes seriously its obligation to provide quality disclosure to its investors and to adhere to the SEC regulations and guidelines.

The following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "Commission") set forth in its letter with respect to the above-referenced document filed by Herley Industries, Inc. (the "Company"). Supplemental information provided to you in this letter is based upon information and/or documentation available to the Company. The Company will comply with the suggested changes to its disclosures, as noted in the Comment Letter, in future filings with the Commission. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Form -10-K for the year ended August 2, 2009
--------------------------------------------

Statements of Shareholders' Equity, page F-6
--------------------------------------------

SEC Comment.
------------

1. We note that your statement of shareholders' equity discloses that in fiscal 2009 you recorded $518,000 as additional paid-in capital due to a stock option modification. Please explain to us, and disclose in future filings the nature and terms of this stock option modification and tell us how you accounted for the modification.

Herley Response.
----------------

Please be advised supplementally that in connection with the termination of employment agreements with the Company's then Chairman and Chief Executive Officer, and its then Chief Operating Officer, the Company modified certain outstanding stock options held by these individuals which resulted in a charge to operations of approximately $518,000 in the fourth quarter of fiscal 2009, which is included in the caption "Employment contract settlement costs" in the Company's Consolidated Statements of Operations, along with a corresponding credit to Additional Paid-in Capital resulting from the modification of certain stock options outstanding at the time of termination of the employment contracts.

Under the original terms of the option agreements, upon termination of employment, the optionee had the right to exercise an option at any time within three months of the date of termination but only to the extent such option was exercisable on the date of such termination.

Under the terms of the written employment settlement agreements, all outstanding options became fully vested under the terms of one of the agreements; and the period of time for exercising all outstanding and fully-vested options was extended to allow the options to be exercised through the end of the original ten-year term of the options in accordance with the terms of the other agreement.

In accordance with FASB's Accounting Standards Codification ("ASC") Topic 718, when an entity modifies the terms or conditions of a share-based payment award previously granted to an employee and accounted for as equity originally measured at its fair value, a modification is effectively accounted for as the repurchase of the original award and the issuance of a new award. A modification that increases the life of an option award upon separation from employment results in an extension of the award at the date the separation event takes place. Similarly, a modification to accelerate vesting of options outstanding results in a renewal of an option if the employee is then able to exercise the option that, under the original terms, would have expired unexercisable.

The amount of compensation cost recognized of $518,000 at the date of modification was determined in accordance with the provisions of ASC Topic 718-20-35.

Please be advised that we intend to disclose in future filings on Form 10-K the nature and terms of these respective stock option modifications as well as the method of accounting for the modifications.

Statements of Cash Flows, page F-7
----------------------------------

SEC Comment.
------------

2. We note that the adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities includes litigation and claims settlements of $8,982 and $15,442 for the years ended August 2, 2009 and August 3, 2008, respectively. Please explain to us the nature of the charges included in this line item for fiscal 2009 and tell us where the 2009 amount of $8,982 is included in the statement of operations. Also, please tell us why you believe it is appropriate that these charges are not consistently presented on the statement of operations for the 2009 and 2008 fiscal years.

Herley Response.
----------------

Please be advised supplementally that the adjustment to reconcile net (loss) to net cash provided by operating activities in the Consolidated Statements of Cash Flows in the caption "Litigation and claim settlements" of $8,982 in fiscal 2009 relates to (a) the settlement of a claim for equitable adjustment under a contract with a major customer (see also our response to your Comment No. 4 below), resulting in a reduction of revenue of $2,752 as a contract adjustment and a charge to cost of products sold of $331 for the value of inventory at the time of the settlement; and (b) the settlement of litigation with another customer (see also our response to your Comment No. 3 below), resulting in a charge to cost of products sold of $7,711 million for the value of inventory at the time of the settlement See the table below for a summary of the $8,982 (in thousands):

         Consolidated Statements of Operations in Fiscal 2009:


                  Net sales (reduction)                            $   2,752
                  Cost of products sold (inventory adjustment)     $   8,042
                                                                      ------
                      Total reduction in operating income          $  10,794

         Consolidated Balance Sheets:

                  Reduction in customer advance payments           $  (1,812)
                                                                      ------

         Consolidated Statements of Cash Flows in Fiscal 2009:

                  Litigation and claim settlements                 $   8,982
                                                                      ======

Since these issues are operational in nature, the Company believes it has properly accounted for these settlements on the Consolidated Statements of Operations in Fiscal 2009 as adjustments to net sales and cost of products sold.

The adjustment to reconcile net (loss) to net cash (used in) operating activities in the Consolidated Statements of Cash Flows in the caption "Litigation and claims settlements" of $15,542 in fiscal 2008 consists of the following:

     o A charge of $3,500 under a settlement agreement with the Office of the United States Attorney for the Eastern District of Pennsylvania; and a charge of $6,000 under a settlement agreement with the Civil Division of the Office of the United States Attorney for the Eastern District of Pennsylvania to settle certain criminal and civil claims arising out of an investigation in 2006.

     o A charge of $6,042 under an agreement to settle litigation arising out of a lawsuit filed in April 2007.

Since these items are material and unusual in nature, the Company believes it has properly accounted for the settlements as a separate line item disclosures in the Consolidated Statements of Operations in Fiscal 2008.

Note A. Summary of Significant Accounting Policies
--------------------------------------------------

1. Nature of Operations and Recent Events, page F-8
---------------------------------------------------

SEC Comment.
------------

3. We note your disclosure that in October 2009 you entered into an agreement to settle the EDO matter and you recorded a charge to operations in the fourth quarter of fiscal 2009 of $4,299,000 consisting of net costs incurred under the contract for design, development and production costs incurred. Please explain to us why these costs had not previously been charged to expense considering it appears they had already been incurred and were in dispute. As part of your response, please tell us the specific quarterly periods in which the costs were incurred.

Herley Response.
----------------

Please be advised supplementally that the costs incurred under the EDO contract for design, development and production costs were accounted for consistent with the guidance in American Institute of Certified Public Accountants' (AICPA) Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts ("SOP 81-1") under the percentage-of-completion method of accounting, and therefore capitalized and recorded as part of our inventory. Such costs would have been charged to cost of products sold in our income statement as units were shipped. No units were shipped and no revenues were recorded under the EDO contract during any fiscal period, therefore, the costs were not charged to expense. Aggregate costs of $8,645,000 were incurred over several quarters ($98,000, $100,000, $100,000,
$100,000, $623,000,  $3,821,000,  $880,000, $100,000,  $1,432,000,  $522,000 and
$869,000 in each respective fiscal quarter beginning with the second quarter of fiscal 2007 through the fourth quarter of fiscal 2009). Estimated contract loss reserves were charged to cost of products sold in the fiscal period that such losses were indicated based upon management's analysis and estimate of costs expected to complete the contract.

EDO terminated the contract for default under the provisions of the Federal Acquisition Regulations in the fourth quarter of fiscal 2009. As a result of the litigation that ensued, as disclosed in our SEC filings we reached a settlement with EDO in October 2009 and recorded a charge in the fourth quarter of fiscal 2009 of $4,299,000, which represented the difference between the settlement value of $1,812,000 and the net capitalized costs (after loss reserves previously recorded) of $6,111,000. Reference is also made to the third paragraph under "Litigation" in our footnote disclosure at Note F - Commitment and Contingencies.

SEC Comment.
------------

4. We note your disclosure that in September 2009 you settled a claim for equitable adjustment under a contract with a major customer and as a result, you recorded a reduction of revenue of approximately $2.75 million and recorded a charge to cost of products sold of approximately $331,000 in the fourth quarter of 2009. In light of this reduction of revenue previously recorded on the contract, please explain to us when this revenue and related capitalized costs were previously recorded and tell us why you believe it was appropriate to record the amounts as revenue considering the amount was in dispute. As part of your response, please explain to us in detail your policy for recognizing revenue on claims and unpriced change orders and how that policy complies with paragraphs 62 and 65 of SOP 81-1. Also, please tell us, the amount of costs, if any, recorded as assets, on the balance sheet as of August 2, 2009 related to any unpriced change orders or claims.

Herley Response.
----------------

Please be advised supplementally that revenue generated from long-term contracts that require us to design, develop, manufacture, modify, upgrade and test complex aerospace and electronic equipment is recognized consistent with the guidance in SOP 81-1. We record revenue on long-term, fixed-price design, development and production contracts on a percentage-of-completion basis using either units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenue; or for certain long-term, fixed-price development and production contracts that, along with other factors, require us to deliver minimal quantities over a longer period of time or to perform a substantial level of development effort in comparison to the total value of the contract, revenue is recorded using the cost-to-cost method to measure progress toward completion. Under the cost-to-cost method of accounting, we recognize revenue based on the ratio of costs incurred to our estimate of total costs at completion. In some instances, long-term production programs may require a significant level of development and/or a low level of initial production units in their early phases, but will ultimately require delivery of increased quantities in later, full rate production stages. In those cases, the revenue recognition methodology may change from the cost-to-cost method to the units-of-delivery method after considering, among other factors, program and production stability.

The Company was awarded a contract related to a long-term program from a significant customer valued at $5.3 million in January 2004 to design and manufacture a complex set of electronic telemetry testing hardware used to test the Trident nuclear missile for the US Navy. This was a multi-year effort, with several changes in specifications, stop work orders, negotiated change orders, separately priced task orders and a Request for Equitable Adjustment ("REA") in accordance with the Federal Acquisition Regulations ("FAR") resulting in a total contract value of $10.7 million including the final settlement of $2.3 million. Revenue was recorded under the contract in accordance with SOP 81-1 using the cost-to-cost method under the percentage-of-completion basis to measure progress toward completion starting in fiscal year 2005 and continuing through final settlement of the REA in the fourth quarter of fiscal 2009.

Over the course of the contract our customer acknowledged and negotiated several modifications to the contract as a result of the changes in specifications and stop work orders. With respect to the REA, we obtained an opinion from legal counsel stating that the Company was "entitled to compensation under the changes clause of the contract."

In a letter dated December 6, 2005 our customer stated that "there have been scope changes to the contract for which Herley is entitled to additional compensation." In reference to the formal REA submitted to the customer we received an acknowledgement of the assertion and pledged compensation from the customer "to the extent that there is entitlement under the contract and the costs are substantiated."

We presented an REA of $8.8 million in June 2006 (and included an estimated value of $4.3 million in the total contract value), including certifications by the Company as required by the FAR and an opinion from legal counsel and a government accounting expert that adequate support for the REA had been provided.

We also incurred and capitalized $.3 million of costs in support of the REA, including legal fees and expert consulting fees that are recoverable under the FAR. The total asset on the balance sheet related to the Trident REA at the time of the negotiated settlement was $4.6 million.

Prior management of the Company had prepared to file a lawsuit to force a settlement of the pending REA. On July 22, 2009, the then Chairman/CEO of the Company resigned and was replaced by a new Chairman and a new CEO. The new management team believed it was in the best interest of the Company to avoid a lengthy and costly legal process with a major customer on a long-term program with potential for substantial additional revenue and, thus, entered into negotiations with the customer to settle the REA.

As a result of ongoing negotiations on August 13, 2009 we agreed to a settlement of $1.5 million and recorded an adjustment to the contract value. Thus, revenue previously recognized under percentage-of-completion accounting of $2.7 million was reversed and a write-off of the legal and consulting fees incurred of $.3 million was charged to operations.

The Company believes it has complied with the following sections of SOP 81-1:

     o    The Percentage-of-Completion Method paragraphs 22-29 and 43-51
     o    Income Determination--Revenue Elements
          o .53 Estimating the revenue on a contract is an involved process, which is affected by a variety of uncertainties that depend on the outcome of a series of future events. The estimates must be periodically revised throughout the life of the contract as events occur and as uncertainties are resolved.

     The Company continuously monitored its total cost estimates for and measure of progress toward completion throughout the life of the contract.

          o .54 The major factors that must be considered in determining total estimated revenue include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives. All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting.

     Based on discussions and correspondence with the customer throughout the life of the contract, the Company believes it has properly estimated total revenues under the contract as contract performance progressed.

          o    Change Orders

Our policy for recognizing revenue on change orders, which complies with paragraphs 61 through 63 of SOP 81-1, is as follows:

Modifications to long-term contracts, referred to as "change orders," effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, the need for special test equipment, changes in materials, and/or period for completion of the work. If a change order represents a firm price commitment from the customer, we account for the change order as an adjustment to the original contract price, effectively recognizing the pro rata impact of the adjusted contract value in our calculation of revenue recognized based on progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) we include the costs of contract performance in our calculation of progress toward completion in the period in which the costs are incurred; and (2) when it is determined that an adjustment to the contract value is probable, we include an estimate of the value of the change order in the aggregate contract value in our calculation of progress toward completion and revenue recognized.

The Company negotiated several changes and adjustments to the contract value throughout the life of the contract; and also recognized costs and revenue on unpriced change orders based on its favorable experience in negotiating change orders with this customer.

     o    Claims

With respect to the REA,  the Company  followed  the  following  guidance in SOP
81-1.

          o .65 Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Recognition of amounts of additional contract revenue relating to claims is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. Those two requirements are satisfied by the existence of all the following conditions:
               o a. The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
               o b. Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor's performance.
               o c. Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
               o    d.  The  evidence  supporting  the  claim is  objective  and verifiable, not based on management's "feel" for the situation or on unsupported representations.
          o If the foregoing requirements are met, revenue from a claim should be recorded only to the extent that contract costs relating to the claim have been incurred. The amounts recorded, if material should be disclosed in the notes to the financial statements. Costs attributable to claims should be treated as costs of contract performance as incurred.

          With respect to the REA, the Company received an acknowledgment from the customer of the existence of a claim, obtained an opinion from legal counsel and engaged a government contracting expert to review the claim. The Company believes it has satisfied the requirements of paragraphs .65 in accounting for the REA.

          Please be further advised that there are no unpriced change orders included in the Company's balance sheet as of August 2, 2009.

3. Basis of Financial Statement Presentation and Accounting Estimates, page F-8
--------------------------------------------------------------------------------

SEC Comment.
------------

5. We note your disclosure that in fiscal 2008 you recognized a loss of approximately $1 million on a development contract due to cost overruns and a change in management's estimate of the recoverability of the costs on future contracts and losses of approximately $2.6 million due to cost overruns on two other development contracts. Please tell us about the nature and terms of these "development" contracts and explain to us the nature and timing of the changes in circumstances that resulted in the recognition of these cost overruns during 2008. Also, please tell us your policy for recording revenue and costs on development contracts. As part of your response, please tell us how the attainment of future contracts affect the amount of costs incurred or revenue recognized on current development contracts.

Herley Response.
----------------

Please be advised supplementally that the following discusses the Company's treatment of this development contract. This policy has been applied to similar contracts on a consistent basis.

     The Company was the sole provider of a dual down-converter module, Model 1901, to one of its customers for electronic surveillance equipment on the P-8A Aircraft for the US Navy, a Multi-Mission Maritime Aircraft ("MMA"). The US Navy plans to build 108 P-8A platforms.

     The Company's customer was designing the surveillance sensors. Each Aircraft used three Model 1901 modules, for a projected total of about 350 units. The initial contract with the customer was for the engineering design phase, called STD, contracted in October 2006 to deliver 12 Model 1901 Dual RF Converters for a total of $564,500 to support the MMA program. An additional 9 units would be required for the STD phase during calendar year 2009. This would be followed by the Low Rate Initial Production (LRIP) to be awarded January 2009, for up to 18 units. The production phase is expected to start in 2011, at an annual rate of about 30 units.

     The Model 1901 is a derivative of another down-converter module, Model 1844B, currently in production for two other surveillance systems for the EA-6B and EA18 Navy aircrafts. The non-recurring engineering (NRE) effort was dedicated to changing the circuits to operate in the appropriate frequency bands and meet the customer specifications. Achieving the customer state of the art specifications required engineering efforts with an original budget of $250,000 which was to be amortized over the initial units under the contract and the two follow-on contracts for 27 units and the potential 350 production units. This unique converter was never before manufactured by the Company. It is important to recognize that this effort relates to very advanced, cutting edge, technology.

     Capitalization of the engineering effort was in accordance with SOP 81-1 .75 (a). SOP 81-1 was amended by SOP 98-5 "Reporting on the Costs of Start-Up Activities" to require that pre-contract costs that are start-up costs to be expensed as incurred by adding the following sentence to the end of paragraph 75 (a):
          "Those costs should be expensed as they are incurred if they are within the scope of SOP 98-5, Reporting on the Costs of Start-Up Activities."

     The Company considered the provisions of 98-5 and noted that in paragraph .08 "Certain costs that may be incurred in conjunction with start-up activities are not subject to the provisions of this SOP. Such costs should be accounted for in accordance with other existing authoritative accounting literature. For example, the following costs are outside the scope of this
     SOP:
          ...Costs of acquiring or producing inventory...
          ...Costs incurred in connection with existing contracts as stated in paragraph 75d of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

     The accounting treatment under 75d is discussed below.

     Company management made a determination to invest in the engineering design and development efforts due to the overall program opportunity.

     SOP 81-1 provides for the deferral of costs such as NRE costs under these circumstances and their recognition over existing and anticipated contracts as discussed below.

     Excerpt:

     Precontract Costs

     .73 In practice, costs are deferred in anticipation of future contract sales in a variety of circumstances. The costs may consist of (a) costs incurred in anticipation of a specific contract that will result in no future benefit unless the contract is obtained (such as the costs of mobilization, engineering, architectural, or other services incurred on the basis of commitments or other indications of interest in negotiating a contract), (b) costs incurred for assets to be used in connection with specific anticipated contracts (for example, costs for the purchase of production equipment, materials, or supplies), (c) costs incurred to acquire or produce goods in excess of the amounts required under a contract in anticipation of future orders for the same item, and (d) learning, start-up, or mobilization costs incurred for anticipated but unidentified contracts.

     .74 Learning or start-up  costs are sometimes  incurred in connection  with the performance of a contract or a group of contracts. In some circumstances, follow-on or future contracts for the same goods or services are anticipated. Such costs usually consist of labor, overhead, rework, or other special costs that must be incurred to complete the existing contract or contracts in progress and are distinguished from research and development costs. A direct relationship between such costs and the anticipated future contracts is often difficult to establish, and the receipt of future contracts often cannot reasonably be anticipated.

     .75 The division recommends the following accounting for precontract costs:

     a. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained should not be included in contract costs or inventory before the receipt of the contract. However, such costs may be otherwise deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.
     b. Costs incurred for assets, such as costs for the purchase of materials, production equipment, or supplies that are expected to be used in connection with anticipated contracts may be deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions of the assets is probable.
     c. Costs incurred to acquire or produce goods in excess of the amounts required for an existing contract in anticipation of future orders for the same items may be treated as inventory if their recovery is probable.
     d. Learning or start-up costs incurred in connection with existing contracts and in anticipation of follow-on or future contracts for the same goods or services should be charged to existing contracts.
     e. Costs appropriately deferred in anticipation of a contract should be included in contract costs on the receipt of the anticipated contract.
     f. Costs related to anticipated contracts that are charged to expenses as incurred because their recovery is not considered probable should not be reinstated by a credit to income on the subsequent receipt of the contract.

     Since the engineering efforts were associated with the next generation aircraft (P-8A), in accordance with SOP 81-1.75 (a), (d) and (e), the NRE costs can be directly associated with a specific contract and anticipated follow-on contracts and their recoverability from these contracts was considered probable, the NRE was deferred to be amortized over the original production quantity of 12 units, plus the two follow on contracts for an additional (9) and (18) units, and the 350 potential production units. As indicated above, the Navy has plans to purchase (108) P-8A's supported by the HF Dual RF Converter. There are three units on each aircraft. This treatment of the deferred engineering is consistent with prior Company practice.

     As the engineering design and development activities progressed, the Company encountered, and continues to encounter, a number of difficult technical issues which has caused the total estimated NRE costs to continue to rise. These technical difficulties have decreased the probability that the Company will be able to meet the customer's specifications and be able to provide the product at an acceptable price level such that the deferred engineering costs will be recoverable.

     Based on engineering and production costs incurred to date and the estimate of costs to complete, it was estimated that based on the initial contract value of $564,500 the Company would incur a loss of approximately $1.2 million. Because of the uncertainty, and the significant increase in engineering costs incurred the Company must recognize the loss against the current contract. Accordingly, at the end of the second quarter of fiscal 2008, the decision was made to write-off $966,000 of accumulated NRE costs against the current contract in accordance with 81-1 .75 (a), (d) and (e) since the recoverability of the NRE was no longer considered "probable", leaving a balance in deferred costs of approximately $71,000. The deferred NRE plus the estimate of cost to complete equal to the remaining billable amount under the contract.

Note C.  Discontinued  Operations and Disposal of Long-Lived  Assets,  page F-16
--------------------------------------------------------------------------------

SEC Comment.
------------

6. We note your disclosure that on November 10, 2008 you sold the stock of ICI for approximately $15 million. Please tell us, and disclose in future filings, the major classes of assets and liabilities included in the discontinued operations. Also, please tell us, and disclose in future filings whether any gain or loss was recognized on this transaction. See paragraph 47 of SFAS No. 144.

Herley Response.
----------------

     Please be advised supplementally that the following table represents the major classes of assets and liabilities held for sale included in the Condensed Consolidated Balance Sheet as reported in Form 10-Q for the period ended November 2, 2008, and the major classes of assets and liabilities included in the Consolidated Balance Sheet as of August 3, 2008 were as follows:

                                                                                    November 2,       August 3,
                                                                                       2008             2008
                                                                                       ----             ----
     Assets held for sale:
            Cash                                                                $             712 $        1,428
            Receivables - net                                                               4,884          5,932
            Inventories                                                                     3,441          2,360
            Other current assets                                                               33             85
            Property, plant and equipment - net                                               398            465
            Goodwill                                                                        3,047          4,047
            Intangible assets, net                                                          7,118          7,333
                                                                                  ----------------   ------------
                  Total assets held for sale                                    $          19,633 $       21,650
                                                                                  ================   ============

     Liabilities of business held for sale:
            Accounts payable                                                    $           1,486 $        1,384
            Accrued expenses and other current liabilities                                  3,147          3,140
                                                                                  ----------------   ------------
                  Total current liabilities of business held for sale           $           4,633 $        4,524
                                                                                  ================   ============

Also,  please be advised  supplementally  that,  in the first  quarter of fiscal
2009, the Company recorded a loss from goodwill impairment of discontinued subsidiary of $1 million reflecting the fair value of the net assets of the business held for sale of $15 million. No other gains or losses were recorded on the sale transaction.

We intend to provide appropriate disclosure in future filings.

Note F. Commitments and Contingencies, page F-18
------------------------------------------------

SEC Comment.
------------

7. We note your disclosure that on August 25, 2009 the court ruled against the Company and found that legal fees incurred on behalf of the Company in the Securities Class Action (relating to the D&O insurance policy) are not covered. Please tell us how you have accounted for the approximately $2,236,000 fees received as partial payments from your insurer as of August 2, 2009 in your financial statements and explain why you believe the treatment used was appropriate.

Herley Response.
----------------

Please be advised supplementally that we received partial payments of approximately $2.3 million under the policy which were recorded as a reduction of litigation costs included in the Company's Consolidated Statements of
Operations as those payments were received. The Company entered into an agreement in January 2007 with the insurance carrier whereby if it was determined by final decision of an arbitration panel, or by final judgment of a court, or other final decision of a tribunal having jurisdiction thereof, that any amount paid by the insurance carrier was not a loss, as that term is defined in the policy, the Company would repay to the insurance carrier any such uncovered sums previously advanced. As noted, on August 25, 2009 the court ruled against the Company and found that legal fees incurred on behalf of the Company in the Securities Class Action were not covered under the policy. However, the fees paid on behalf of certain individual defendants in the securities class action were not challenged. As of November 2, 2008, the Company had aggregate claims of approximately $7.7 million (net of a deductible of $.5 .million) and received partial payments of approximately $2.3 million. The Company asserts that the legal fees incurred on behalf of the individual defendants exceeded the amount of the advances and therefore has accounted for the advances appropriately.

Please be further advised that, on February 4, 2010, we entered into a settlement agreement with the insurance carrier whereby $4 million was paid or credited to the Company under the policy and the policy is now exhausted. The $2.3 million in partial payments previously received had been credited against our legal costs expensed as mentioned above, and under the settlement, the additional payment of approximately $1.7 million will be reflected in the Company's Statement of Income for the fiscal second quarter ended January 31, 2010 as a reduction of legal costs incurred.

Note H. Long-Term Debt, page F-22
---------------------------------

SEC Comment.
------------

8. We note your disclosure that you did not meet the minimum tangible net worth covenant at August 2, 2009 by approximately $2.4 million and have obtained a waiver from the bank. Please tell us, and disclose in future filings, the time period covered by the waiver. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Herley Response.
----------------

Please be advised supplementally that under the terms of the Company's Loan Agreement ("Agreement") we were required to maintain a minimum Tangible Net Worth ("TNW"), as defined in the Agreement, of $90 million that is measured as of the end of each of the Company's fiscal quarters. In October 2009, we entered into a modification of the Agreement to revise the minimum TNW covenant to $80 million at the end of the second quarter of fiscal 2010, to $85 million at the end of the third quarter of fiscal 2010 and to $90 million at the end of fiscal 2010 and thereafter. Included in the Agreement modification is a waiver by the bank of the minimum TNW at August 2, 2009.

Note R. Fair Values of Financial Instruments, page F-30
-------------------------------------------------------

SEC Comment.
------------

9. In light of the fact that in 2009 you appear to have financial assets or liabilities that are recognized at fair value on a recurring basis (interest rate swap), please revise future filings to include the following disclosures required by SFAS No. 157:


     o The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2), and significant unobservable inputs (Level 3).

     o For fair value measurements using significant unobservable inputso (Level
     3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

     (1) Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities).

     (2) Purchases, sales, issuances, and settlements (net).

     (3) Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs).

See paragraph 32 of SFAS No. 157.

Herley Response.
----------------

Please be advised supplementally that the fair market value of the interest rate swap liability as of August 2, 2009 and August 3, 2008 of $125,000 and $87,200, respectively, was determined using quoted prices in active markets for identical liabilities (Level 1) as provided by the Company's bank. Please be advised that the Company did not consider the fair market value of the interest rate swap to be material to its financial position or results of operations, but will consider such disclosure in future filings if appropriate.

Note S. Quarterly Results (Unaudited), page F-32
------------------------------------------------

SEC Comment.
------------

10. We note your disclosure that the fourth quarter of fiscal 2008 includes an adjustment of $2,802,000 for legal fees receivable at the end of the third quarter which, in accordance with GAAP, has been eliminated in the fourth quarter of 2008. Please tell us and disclose in the notes to the financial statements in future filings, the nature of these legal fees receivable, including when the amount was initially recorded as a receivable and why you believed it was appropriate to recognize a receivable at that time. Also, please explain to us what changes in facts or circumstances occurred in the fourth quarter of 2008 which led you believe it was appropriate to reverse this receivable in the fourth quarter of 2008.

Herley Response.
----------------

Please be advised supplementally that as of August 3, 2008, the Company had Directors and Officers ("D&O") insurance coverage in the aggregate of $5 million subject to a deductible of $500,000. As disclosed in "NOTE F - COMMITMENTS AND CONTINGENCIES, Litigation", to the Company's Form 10-K/A for the fiscal year ended August 2, 2009, in June and July 2006, the Company was served with several class-action complaints against the Company and certain of its current and former officers and directors; and in July and August 2006, the Company and certain of its current and former officers and directors were also served with two separate derivative complaints. As of May 4, 2008, the Company recorded claims of approximately $4.8 million for legal fees incurred in defense of the Company's officers and directors (net of a deductible of $500,000) in anticipation of recoveries under its D&O insurance and partial payments of approximately $2.0 million had been received, leaving a receivable balance of approximately $2.8 million.

Subsequent to the end of fiscal 2008, the insurance carrier asserted in a letter their determination that they were not liable for certain of the legal costs incurred by the Company. The Company responded with a letter, supported by court case citations, that all the submitted costs represented valid claims under the policy and that the insurance company was liable. However, based on the insurance company's position and in accordance with the guidance in the AICPA Statement of Position 96-1, "Environmental Remediation Liabilities" and in the Securities and Exchange Commission Staff Accounting Bulletin No. 92 "Accounting and Disclosures Relating to Loss Contingencies," the Company did not record any potential claim for recovery under its insurance policy. Accordingly, the previously recorded receivable of $2.8 million as of May 4, 2008 was reversed in the fourth quarter of fiscal 2008. We evaluated any future reimbursement and/or recovery of legal costs in accordance with FASB Accounting Standards Codification Topic 450 as a gain contingency to be recorded only if a favorable outcome was deemed probable to occur, could be reasonably estimated and was considered to be collectible or realizable.

                                  *************

Additionally, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses are sufficiently detailed for your purposes. If you have any further questions or comments, please feel free to contact me.


                                     Very truly yours,

                                     /s/ Anello C. Garefino
                                     -----------------------------
                                     Anello C. Garefino
                                     Chief Financial Officer



cc:      Claire Erlanger
         Division of Corporation Finance